Exhibit 1.01
STEEL PARTNERS HOLDINGS L.P.
CONFLICT MINERALS REPORT
(For the Calendar Year Ended December 31, 2019)

Introduction

Steel Partners Holdings L.P. ("SPLP" or the "Company") is a diversified global holding company that engages, through subsidiaries and affiliates, in multiple businesses. Its consolidated subsidiaries engage in such businesses as diversified industrial products, energy, banking and youth sports.

This Conflict Minerals Report is submitted pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the United States Securities and Exchange Commission's implementation rules and regulations related thereto (collectively, "Section 1502"). Defined terms used but not otherwise defined in this Conflict Minerals Report shall be as defined by Section 1502.

SPLP has carefully reviewed the activities of its consolidated subsidiaries and concludes that this Conflict Minerals Report should address the activities of its wholly-owned subsidiary, Handy & Harman Ltd. ("HNH"). Based on its review, the Company does not believe the products manufactured or contracted to be manufactured by SPLP's remaining consolidated subsidiaries contain Conflict Minerals potentially necessary to the production or functionality of its subsidiaries' products.

HNH, through its wholly-owned operating subsidiaries, is a diversified manufacturer of engineered niche industrial products. As of December 31, 2019, HNH's primary product portfolio consisted of the following products: brazing alloys and related products; steel tubing products; roofing and decking products, and associated fastening systems; glass and aramid substrate materials; meat-room blade products and wood cutting blade products; power conversion products; power electronics, motion control, power protection, power quality electromagnetic equipment, and custom gears and gearboxes. With these products, HNH serves a diverse customer base, including the construction, electrical, electronics, transportation, power control, utility, medical, oil and gas exploration, aerospace and defense, food, telecom and datacom, industrial, architectural and entertainment industries.

Reasonable Country of Origin Inquiry

HNH conducted a reasonable country of origin inquiry ("RCOI") for the operations of its wholly-owned subsidiaries as of December 31, 2019. HNH supports the Responsible Minerals Initiative (“RMI”) and uses the RMI’s Conflict Minerals Reporting Template (“CMRT”) as part of its RCOI process.

HNH reviewed its product portfolio and determined that some of its products contain or may contain Conflict Minerals potentially necessary to the production or functionality of the product in question. HNH's operating subsidiaries do not purchase any Conflict Minerals directly from any Covered Country. As such, HNH relies on its direct suppliers to provide information on the origin of any Conflict Minerals contained in any components and materials supplied to its operating subsidiaries, including sources of Conflict Minerals that are supplied to them from lower tier suppliers.

As part of the foregoing, HNH's products and suppliers were assessed in order to identify Conflict Minerals scope and risk. HNH, in good faith, determined that it was not practical to conduct a survey of all suppliers in its supply chain. Rather, HNH determined that a reasonable approach was to conduct a survey of direct suppliers if the components and materials supplied by those firms suggested they were likely to contain Conflict Minerals or had been confirmed to contain Conflict Minerals.

HNH identified 390 direct suppliers ("In-Scope Suppliers") for inclusion in the 2019 RCOI. HNH surveyed the In-Scope Suppliers with the assistance of the consulting firm Resources Global Professionals ("RGP"). In addition, HNH continued to utilize the iPoint Conflict Materials Platform to survey the In-Scope Suppliers and send the CMRT. HNH reviewed submitted CMRTs against established criteria to determine if further follow-up was required. HNH sent additional requests to those In-Scope Suppliers who did not complete the CMRT after the initial request or whose CMRT was determined to be incomplete. As necessary, HNH provided guidance to those In-Scope Suppliers who were unfamiliar with the CMRT. After completing its procedural escalations steps, HNH received completed responses from 308 of the In-Scope Suppliers surveyed (79% response rate).

From the 308 responses received, the In-Scope Suppliers identified 504 smelters or refiners. Of the 504 smelters or refiners, 404 (or 80%) were identified as certified conflict free smelters/refiners (as determined by the RMI).

Due Diligence

Design of Due Diligence Framework

The Company has designed its conflict minerals due diligence process to be in accordance, in all material respects, with the five-step framework for risk-based due diligence in the mineral supply chain set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Step	Actions Taken
Establish strong company management systems.	The Company has established its Conflict Minerals Policy, which is publicly available on the Company's website at www.steelpartners.com/investor-information/.

The Company has established a corporate, cross-functional working team to manage its conflict mineral due diligence process. This team is responsible for the Company's Conflict Minerals Policy, its implementation and monitoring, and providing support and instruction on the conflict minerals due diligence measures that are required to be implemented for each of the Company's operating subsidiaries.

The Company has established a process and management system for tracking conflict minerals due diligence and previously engaged a third-party consulting firm with subject matter expertise to assist the Company with this process.

Each of the Company's manufacturing, operating subsidiaries has appointed an employee responsible for supporting the Company's conflict minerals due diligence program. These employees have been provided training by, and access to, the third-party consulting firm's subject matter expert to assist them with the implementation of the Company's conflict minerals program.

The Company's conflict minerals program is monitored by, and subject to reporting to, its senior management, as well as the Company's Audit Committee.

The Company encourages individuals or suppliers who wish to report possible violations of the Company's Conflict Minerals Policy and has established a grievance mechanism whereby individuals can contact the Company with any concerns related thereto. Please see "Other Items" below.

Step	Actions Taken
Identify and assess risk in the supply chain.	Please see "Due Diligence Measures Performed" below.

The Company has developed a process for all its operating subsidiaries to provide support with evaluating risk in their individual supply chains. Risk is assessed based on suppliers' answers provided in the CMRT.

Where applicable and appropriate, the Company uses industry validation schemes to identify compliant smelters and refiners for use in its supply chain.
Design and implement a strategy to respond to identified risks.	The Company reports information gathered and the actual and potential risks identified from its conflict minerals due diligence to senior management.

The Company adheres to its Conflict Minerals Policy and communicates with its direct suppliers the Company's supply chain due diligence expectations with respect to Conflict Minerals.

The Company works with its direct suppliers to improve reporting on "upstream" supply chain due diligence.
Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.	Neither the Company, nor its consolidated subsidiaries, typically have a direct relationship with mines, smelters or refiners of Conflict Minerals and thus does not perform or direct audits of these entities.

The Company does track the mines, smelters and refiners that have been identified by its consolidated subsidiaries' direct suppliers as part of the RMI and will take appropriate action as necessary based on the Company's Conflict Minerals Policy.
Report on supply chain due diligence.	Per its Conflict Minerals Policy, the Company will submit and comply with its obligations under Form SD, including, but not limited to, its filing of a Conflict Minerals Report as required.

This Conflict Minerals Report is publicly available on the Company's website at www.steelpartners.com.

Due Diligence Measures Performed

HNH identified 390 In-Scope Suppliers for inclusion in the 2019 RCOI. HNH surveyed the In-Scope Suppliers with the assistance of the consulting firm RGP. In addition, HNH continued to utilize the iPoint Conflict Materials Platform to survey the In-Scope Suppliers and send the CMRT. HNH reviewed submitted CMRTs against established criteria to determine if further follow-up was required. HNH sent additional requests to those In-Scope Suppliers who did not complete the CMRT after the initial request or whose CMRT was determined to be incomplete. As necessary, HNH provided guidance to those In-Scope Suppliers who were unfamiliar with the CMRT. After completing its procedural escalations steps, HNH received completed responses from 308 of the In-Scope Suppliers surveyed (79% response rate). (See Appendix A).

From the 308 responses received, the In-Scope Suppliers identified 504 smelters or refiners. Of the 504 smelters or refiners, 404 were identified as certified conflict free smelters/refiners (as determined by the RMI). (See Appendix B).

Independent Private Sector Audit

No independent private sector audit of this Conflict Minerals Report was required or performed for the calendar year ended December 31, 2019.

Risk Mitigation and Future Due Diligence Measures

The Company will continue to monitor RMI and other industry and regulatory initiatives related to Conflict Minerals and, on an as needed basis, engage third-party experts to assist the Company with its conflict minerals due diligence procedures. The Company has also been active in the Manufacturers Alliance for Productivity and Innovation related to Conflict Minerals.

The Company, through its consolidated subsidiaries, will continue to refine its standard operating procedures in an attempt to ensure that its subsidiaries' new suppliers and products are evaluated as "Conflict Free" prior to formal contract acceptance and new production introduction.

The Company, through its consolidated subsidiaries, will continue to have its subsidiaries review their contracts with their suppliers and will work to include, on a go-forward basis, a Conflict Minerals "flow down" clause in new or renewed supplier contracts.

The Company, through its consolidated subsidiaries, will continue to engage their direct suppliers and direct them to training resources in an attempt to increase direct supplier response rates and improve the content of the direct supplier survey responses.

HNH uses a risk-based approach to narrow its in-scope suppliers and improve its overall supplier response rate (which increased from 55% in 2016 to 79% in 2019). The improvement in the supplier response rate was largely the result of using a risk-based approach to identify in-scope suppliers. Specifically, the top 80% of suppliers based on spend were surveyed. The decrease in supplier response rate from 91% in 2018 to 79% in 2019 was primarily due to the increase in the total number of in-scope suppliers surveyed (276 in 2018 to 390 in 2019), coupled with suppliers not timely responding due to the COVID-19 pandemic.

HNH will strive to improve the overall supplier response rate in 2020 and will track performance on a monthly basis. In addition, HNH maintained a high percentage of certified conflict free smelters/refiners at 80% in 2019. HNH will strive to improve again in 2020 by focusing on smelters/refiners not listed as RMI validated.

HNH will continue to use an on-demand, on-line software solution to assist with the timely and accurate collection, management, aggregation and reporting of conflict minerals information.

HNH will continue to recommend that all suppliers use only smelters/refiners that have been validated per the RMI.

HNH's policies include a standard process to follow-up with suppliers who fail to respond, or respond properly, to the survey. HNH will continue to follow-up per the defined process with suppliers who do not respond or respond in an incomplete manner.

The Company will continue to carefully review the activities of its consolidated subsidiaries to determine whether additional reporting may be required in the future.

Product Descriptions

HNH's diverse product offerings are manufactured in North America, Europe and Asia and marketed throughout the world. As of December 31, 2019, HNH's operating units encompassed the following businesses: Joining Materials, Tubing, Building Materials, Performance Materials, Electrical Products, and Kasco Blades and Route Repair Services ("Kasco").

Business Segment	General Product Description
Joining Materials	Brazing alloys Brazing fluxes Brazing and soldering pastes
Tubing	Stainless steel tubing Welded carbon steel tubing
Building Materials
Roof and deck fasteners
Roof insulation adhesives
Roof drains, vents and flashing
Roof pipe supports
Roof repair tape
Roof mounting systems
Edge metal systems
Engineered metal nailers
Roof and decking productivity tools

Performance Materials	Fiberglass fabrics Fiberglass reinforcing mesh Aramid fabrics
Electrical Products	Power electronic equipment Motion control equipment Power protection equipment Power quality electromagnetic equipment Custom gears Custom gearboxes Electric motors, starters and generators
Kasco	Meat grinder plates and knives Meat cutting blades Bakery and bread slicing blades Wood cutting blades and saws Cutlery Blade sharpeners Butcher supplies Meat seasonings

As noted in "Due Diligence Measures Performed" above, HNH identified 390 In-Scope Suppliers for inclusion in the 2019 RCOI. HNH surveyed the In-Scope Suppliers with the assistance of the consulting firm RGP. In addition, HNH continued to utilize the iPoint Conflict Materials Platform to survey the In-Scope Suppliers and send the CMRT. HNH reviewed submitted CMRTs against established criteria to determine if further follow-up was required. HNH sent additional requests to those In-Scope Suppliers who did not complete the CMRT after the initial request or whose CMRT was determined to be incomplete. As necessary, HNH provided guidance to those In-Scope Suppliers who were unfamiliar with the CMRT. After completing its procedural escalations steps, HNH received completed responses from 308 of the In-Scope Suppliers surveyed (79% response rate).

From the 308 responses received, the In-Scope Suppliers identified 504 smelters or refiners. Of the 504 smelters or refiners, 404 were identified as certified conflict free smelters/refiners (as determined by the RMI). (See Appendix B). Because HNH's direct suppliers surveyed were unable to specifically identify all the smelters or refiners in their supply chain, HNH does not know: (i) the mine or location of origin of all of the necessary Conflict Minerals that are or may be contained in its products; (ii) the country of origin of all of the necessary Conflict Minerals that are or may be contained in its products; or (iii) all of the facilities used to process the necessary Conflict Minerals that are or may be contained in its products.

Other Items

SPLP's Conflict Minerals Policy is publicly available at www.steelpartners.com/investor-information/. SPLP encourages individuals or suppliers who wish to report possible violations of our Conflict Minerals Policy to contact the Company via one of the following channels:

•By logging concerns at steelpartners.ethicspoint.com
•By calling, toll free:

◦In the United States, Canada or Puerto Rico: 1-877-254-1690
◦All other jurisdictions: visit steelpartners.ethicspoint.com for dialing instructions from your country.

APPENDIX A
(In-Scope Suppliers Summary)

	2015	2016	2017	2018	2019
In-Scope Suppliers Identified	103	593	189	276	390
Responses Received	92	328	159	252	308
In-Scope Suppliers Response Percentage	89%	55%	84%	91%	79%

APPENDIX B
(Smelter/Refiner Summary)

	2015	2016	2017	2018	2019
Total Smelters/Refiners Identified	143	506	386	614	504
Total Smelters/Refiners Certified	118	396	314	484	404
Certified Smelters/Refiners Percentage	83%	78%	81%	79%	80%